JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

February 24, 2022

Holly Hunter-Ceci

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	JPMorgan Trust IV (the “Trust”), on behalf of the JPMorgan Preferred and Income

Securities Fund (the “Fund”)

File Nos. 333-208312; 811-23117

Post-Effective Amendment No. 122

Dear Ms. Hunter-Ceci:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on January 13, 2022 with respect to the filing related to the Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or around March 3, 2022. For your convenience, we have restated your comments below followed by our response.

1.	Comment: Please complete the fee table and provide the staff with an updated fee table.

Response: The fee table will be updated in the filing made pursuant to Rule 485(b). A copy of the fee table will be provided to the staff via e-mail.

2.	Comment: Please add the Fund’s ticker symbol to the prospectus and SAI. Please also associate the ticker symbol to the Fund’s class identifiers.

Response: The ticker symbols will be added in a filing made pursuant to Rule 485(b). We will also update the Fund’s class identifiers to reflect the ticker symbols.

3.

Comment: In footnote 1 to the fee table, please complete the bracketed space with the date denoting the length of the contractual waiver. Please also disclose who can terminate the agreement and under what circumstances. See Item 3(f)(i) of Form N-1A.

Response: The footnote will be updated to reflect that the expense limitation agreement will be in effect until June 30, 2023. The Trust hereby confirms that the service providers do not have the ability to terminate the contractual fee waiver agreement before its termination date and therefore additional disclosure is not required.

4.

Comment: The Main Investment Strategy indicates that the Fund invests at least 80% of its assets in preferred and debt securities issued by U.S. and non-U.S. issuers and obligors . . . (the “80% Policy”). Please supplementally confirm that the Fund will be invested in both preferred and income producing securities. Please also disclose that the 80% Policy may be changed without a shareholder vote in Item 9 and add it to non-fundamental investment policies section in the Statement of Additional Information.

Response: The Fund will invest in both preferred and debt securities as reflected by its name, which in the aggregate, will be at least 80% of assets. The 80% Policy is a non-fundamental policy. The disclosure in response to Item 9 disclosure of Form N-1A which appears in the “Additional Information about the Fund’s Investment Strategies” will be modified as follows:

This policy may be changed by the Board of Trustees without shareholder approval. However, the Fund will provide shareholders with written notice at least 60 days prior to a change in its 80% investment policy.

We note that the Statement of Additional Information already indicates that the policy may be changed by the Board of Trustees and therefore do not believe that the policy needs to be restated in the Statement of Additional Information.

5.

Comment: The main investment strategy discloses that the Fund may invest a “significant amount of its assets” in below investment grade securities, distressed debt and securities denominated in foreign currencies. Please disclose what is meant by “significant amount” given the Fund’s liquidity obligations.

Response: The use of “a significant amount” is meant to convey to investors that the Fund does not have a percentage limitation on investment in below investment grade securities, distressed debt and securities denominated in foreign currencies. As disclosed in the prospectus, the Fund has broad flexibility to invest in a wide variety of preferred and debt securities. Thus, we believe the disclosure is appropriate given the wide range of securities and markets in which the Fund may invest. Please note that we do not believe that such disclosure is inconsistent with the Fund’s liquidity risk management program or its liquidity requirements.

6.

Comment: In the Investment Process section, please describe with more specificity the types of information the adviser will consider in each of the three part process. Please describe in plain English what a “security strategy” means. In addition, the disclosure regarding ESG factors does not provide investors with an understanding of how these factors will be evaluated and how the Fund’s investment portfolio will be affected. Please provide more details on what ESG factors the adviser would use and how it is evaluated including how the Fund defines what is an environmental, social or governance factor. We also note that the disclosure that ‘notwithstanding the adviser’s evaluation of ESG factors”, securities may be positively or negatively impacted by such factors and that the Fund may or may not invest in such securities. Accordingly, please supplementally explain the role of ESG factors for the Fund given this disclosure.

Response: We respectfully acknowledge your comment; however, we believe the current investment process disclosure in the Risk/Return Summaries is appropriate. The current disclosure explains what is meant by “security strategy” and provides as follows:

The third component of the process focuses on an evaluation of individual companies based on fundamental credit metrics, as well as a review of each company’s competitive environment, regulatory risks, bond structure and credit ranking, event risk, relative value and technical factors such as supply, liquidity of debt issued by the company and equity performance, as applicable.

With respect to the description of ESG factors, we believe that the current disclosure provides sufficient detail on how the adviser evaluates ESG factors as part of the investment process. The disclosure reflects that the adviser evaluates “whether environmental, social and governance factors could have material negative or positive impact on the cash flows or risk profiles of many companies in the universe in which the Fund may invest.” The disclosure further provides that “[t]hese determinations may not be conclusive and securities of issuers that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.”

We note that the investment process disclosure including the disclosure related to ESG integration is not provided in response to Item 9(b)(1), which requires the Fund to describe its principal investment strategy, but rather the disclosure relates to Item 9(b)(2), which requires the Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b) (not just Item 9(b)(1)). Further, the Fund includes additional information regarding ESG Integration in the section entitled “ESG Integration” in the SAI Part II. As a result, we believe that the registration statement contains layered disclosure that provides information to shareholders as to how the adviser decides which securities to buy and sell. We believe the level of detail concerning evaluation of ESG factors in the investment process section for the Fund is appropriate and proportionate to its role within the broader context of the investment processes used by the Funds’ adviser to decide which securities to buy and sell.

7.

Comment: The prospectus includes “Foreign Securities and Emerging Markets Risk.” please address these risks in the principal investment strategy and risk section to the extent that the Fund anticipates having material country or sector exposure. In addition, the “Geographic Focus Risk” notes that the Fund may be focused in one or more geographic areas. Please disclose this focus in the principal investment strategy section and indicate the areas in which the Fund may be focused or remove this risk. Similarly, please disclose that the Fund may be invested in European or emerging markets securities in the principal investment strategy section.

Response: The following disclosure will be added to the third paragraph in the “Risk/Return Summary” and the More About the Fund sections to highlight that the Fund may focus its investments in one or more regions including both U.S. and foreign markets including European markets.

The Fund may invest in ~~U.S. dollar-denominated~~ securities in both U.S. and foreign markets. The Fund has discretion to focus its investments in one or more regions or small groups of countries including both U.S. and foreign markets including European markets.

In addition, “Foreign Securities and Emerging Markets Risk” will be replaced with the following “Foreign Securities Risk” as the Fund does not currently anticipate using emerging markets securities as part of its principal investment strategy.

Foreign Securities Risk. U.S. dollar-denominated securities of foreign issuers or U.S. affiliates of foreign issuers may be subject to additional risks not faced by domestic issuers. These risks include political and economic risks, civil conflicts and war, greater volatility, expropriation and nationalization risks, sanctions or other measures by the United States or other governments, and regulatory issues facing issuers in such countries. The Fund may also invest in non-dollar denominated securities. Investments in non-dollar denominated securities are subject to risks in addition to those summarized above including currency fluctuations, higher transaction costs, delayed settlement, possible foreign controls on investment, liquidity risks, and less stringent investor protection and disclosure standards of foreign markets. In certain markets where securities and other instruments are not traded “delivery versus payment,” the Fund may not receive timely payment for securities or other instruments it has delivered or receive delivery of securities paid for and may be subject to increased risk that the counterparty will fail to make payments or delivery when due or default completely. Events and evolving conditions in certain economies or markets may alter the risks associated with investments tied to countries or regions that historically were perceived as comparatively stable becoming riskier and more volatile. In addition, the Fund is limited in its ability to exercise its legal rights or enforce a counterparty’s legal obligations in certain jurisdictions outside of the United States.

We note that the Risk/Return Summary already discloses that Fund will invest at least 25% of the Fund’s total assets in the financials sector. In addition, the principal risks associated with the Fund and its principal investments are disclosed in “The Fund’s Main Investment Risks” including the risks of country exposure in Geographic Focus Risk and European Market Risk and the risks of sector exposure in Industry and Sector Focus Risk.

8.

Comment: With respect to LIBOR Discontinuance or Unavailability Risk, please review the Staff Statement on LIBOR and consider whether disclosure should be updated accordingly for example, to disclose operational or other risks applicable to the Fund and other market participants that may impact the Fund.

Response: In response to the Staff’s comment, the disclosure will be revised as follows:

LIBOR Discontinuance or Unavailability Risk. The London Interbank Offering Rate (“LIBOR”) is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. On March 5, 2021, the U.K. Financial Conduct Authority (“FCA”) publicly announced that (i) immediately after December 31, 2021, publication of the 1-week and 2-month U.S. Dollar LIBOR settings will permanently cease; (ii) immediately after June 30, 2023, publication of the overnight and 12-month U.S. Dollar LIBOR settings will permanently cease; and (iii) immediately after June 30, 2023, the 1-month, 3-month and 6-month U.S. Dollar LIBOR settings will cease to be provided or, subject to the FCA’s consideration of the case, be provided on a synthetic basis and no longer be representative of the underlying market and economic reality they are intended to measure and that representativeness will not be restored. There is no assurance that the dates announced by the FCA will not change or that the administrator of LIBOR and/or regulators will not take further action that could impact the availability, composition or characteristics of LIBOR or the currencies and/or tenors for which LIBOR is published, and we recommend that you consult your advisors to stay informed of any such developments. In addition, certain regulated entities ceased entering into most new LIBOR contracts in connection with regulatory guidance or prohibitions. Public and private sector industry initiatives are currently underway to implement new or alternative reference rates to be used in place of LIBOR. There is no assurance that any such alternative reference rate will be similar to or produce the same value or economic equivalence as LIBOR or that it will have the same volume or liquidity as did LIBOR prior to its discontinuance, ~~or~~ unavailability or replacement, all of which may affect the value, volatility, ~~or~~ liquidity or return on certain of the Fund’s loans, notes, derivatives and other instruments or investments comprising some or all of the Fund’s investments and result in costs incurred in connection with changing reference rates used for positions, closing out positions and entering into new trades. Certain of the Fund’s investments may transition from LIBOR prior to the dates announced by the FCA. The transition from LIBOR to alternative reference rates may result in operational issues for the Fund or its investments. No assurances can be given as to the impact of the LIBOR transition (and the timing of any such impact) on the Fund and its investments.

9.

Comment: The Risk/Return Summary includes Small Company Risk. Please disclose that the Fund may be principally invested in smaller companies in the principal investment strategy section or remove this risk.

Response: The risk will be removed from the Risk/Return Summary and designated as an Additional Risk in the More About the Fund section.

10.	Comment: For clarity, please define REMICs, CMOs, IO and PO mortgage-backed securities on page 21 of the prospectus and CLN’s on page 24.

Response: The prospectus disclosures have been updated to further define terms as follows:

Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk. . . . .In addition, certain mortgage-related securities which may include loans that originally qualified under standards established by government-sponsored entities (for example, certain Real Estate Mortgage Investment Conduits (REMICs) that include Fannie Mae mortgages) are not considered as government securities for purposes of the Fund’s investment strategies or policies. REMICs are a type of collateralized mortgage obligation which are federally tax-exempt entities that may be organized as trusts, partnerships, corporations or other types of associations. There is no government or government-sponsored guarantee for such privately issued investments. . .

The Fund may invest in collateralized mortgage obligations (CMOs). CMOs are debt obligations collateralized by mortgage loans or mortgage pass-through securities. CMOs are issued in multiple classes, and each class may have its own interest rate and/or final payment date. . . .

The values of interest-only (IO) and principal-only (PO) mortgage-backed securities are more volatile than other types of mortgage-related securities. . .

CLN Risk. The Fund may invest in structured instruments known as credit linked notes (CLNs). CLNs are synthetic instruments that are subject to the counterparty risk described above under “Credit Risk.” . . .

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio Assistant Secretary